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Lorus Therapeutics Inc.

            Media Contact:

                        US Investor Relations

Bruce Rowlands

Eliza Walsh / Amy Banek

Tim Clemensen

Senior Vice President

Mansfield Communications

Rubenstein Investor Relations

(416) 798-1200 ext. 338

(416) 599-0024 / (212) 370-5045

(212) 843-9337

browlands@lorusthera.com

eliza@mcipr.com/ amy@mcipr.com

tim@rir1.com

LORUS THERAPEUTICS ALLOWED CANADIAN PATENT TO PROTECT ITS NOVEL ANTICANCER DRUGS

-Patent covers both GTI-2040 and GTI-2501-

TSX:

LOR

AMEX:  LRP

TORONTO, CANADA, November 10, 2004 – Lorus Therapeutics Inc. (“Lorus”), a biopharmaceutical company specializing in the research, development and commercialization of pharmaceutical products and technologies for the management of cancer, today announced that its wholly owned subsidiary, GeneSense Technologies Inc., has been allowed a patent by the Canadian Patent Office entitled “Antitumor Antisense Sequences Directed Against R1 and R2 Components of Ribonucleotide Reductase.”  The patent protects Lorus’ antisense molecules that target R1 and R2, including its lead anticancer drugs in the clinic, GTI-2401 and GTI-2501.

GTI-2040 is currently the subject of a Clinical Trials Agreement with the United States National Cancer Institute (NCI) under which GTI-2040 is being tested in combination with chemotherapy in five different clinical trials. These include studies of GTI 2040 in breast, lung, colon, acute myeloid leukemia and a variety of solid tumors.

Promising phase II interim clinical data arising from GTI-2040 in combination therapy for the treatment of renal cell carcinoma has provided evidence of disease stabilizations, tumor reductions and a favourable safety profile at the recommended phase II dose. Patients in the clinical study had previously failed or were ineligible for standard therapies, and were representative of a population with very poor prognostic outcome.

GTI-2501 is a novel antisense drug which has shown a favorable safety profile in preclinical studies, and in a phase I clinical trial. The drug is in a phase II clinical trial in combination with docetaxel for the treatment of hormone refractory prostate cancer. Initial testing has demonstrated strong antitumor activity in preclinical studies in prostate cancer and a variety of other tumor types.

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In addition to this Canadian patent allowance, GTI-2040 and GTI-2501 have been protected by patents issued by the United States, Singapore, Australian and New Zealand Patent Offices. Patent applications for these antisense drugs have also been filed in numerous other international jurisdictions.

“Lorus Therapeutics is focused on developing anticancer drugs which complement the efficacy of more toxic chemotherapies without adding significant additional toxicity,” said Dr Jim Wright, CEO of Lorus Therapeutics.  “We were pleased with the safety profile previously seen with GTI-2040 alone, and its positive clinical results to date in combination treatment for kidney cancer.”

Added Dr. Wright: “This Canadian patent allowance contributes to our strong global intellectual property portfolio, an important part of our strategy for the creation of value within Lorus.”

About Antisense Drugs

GTI-2040 is an antisense oligonucleotide complementary to the R2 component of ribonucleotide reductase, an activity that is essential for DNA synthesis. R2 is frequently over-expressed in cancer cells, and has been shown to cooperate with a variety of oncogenes to increase the tumorigenic and malignant potential of cancer cells. GTI-2501 is designed to exert its activity by specific downregulation of the R1 component of ribonucleotide reductase, a component essential for DNA replication and tumor cell proliferation.

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies.  Lorus’ goal is to capitalize on its research, pre-clinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer.  Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Late-stage clinical development and marketing may be done in cooperation with strategic pharmaceutical partners.  Lorus currently has three products in human clinical trials with a pipeline of seven clinical trials in phase II clinical trial programs and one phase III registration clinical trial.  Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP.  Virulizin® is a registered trademark of Lorus Therapeutics Inc

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 , which reflect the Company’s current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated.  These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company’s ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company’s ability to attract and retain business partners and key personnel, future levels of government funding, the Company’s ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company’s ongoing quarterly filings, annual information forms, annual reports and 40-F filings. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.’s press releases are available through the Company’s Internet site: http://www.lorusthera.com.

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